UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 2017

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

Tel: (646) 448-8743

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On May 15, 2017, Akari Therapeutic, Plc (the “Company”) announced that it will hold its Annual General Meeting of Shareholders on June 28, 2017.  In connection with the meeting, the Company furnishes the following documents:

1.	Notice and Proxy Statement to Shareholders dated May 15, 2017

2.	Statutory Accounts for the year ended December 31, 2016

3.	Form of Proxy Card

The information contained in this report (including the exhibit hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form S-3, File No. 333-207443, Form S-8 (No. 333-198109 and 333-207444), Registration Statement on Form F-3 File No. 333-198107, and the Registration Statements on Post-Effective Amendments to Form F-1 on Form F-3 (333-185247, 333-187826 and 333-191880).

Exhibit No.

99.1	Notice of Annual General Meeting of Shareholders and Proxy Statement

99.2	Statutory Accounts for the year ended December 31, 2016

99.3	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Robert M. Shaw
Name:	Robert M. Shaw
General Counsel & Secretary

Date: May 16, 2017